Press Release August 12, 2014 Page 1 / 19

CorpBanca Announces
Second Quarter 2014 Financial Report;

Santiago, Chile, August 12, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2014. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of June 30, 2014 of Ch$552.81 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions (“SBIF”).

Financial Highlights

In 2Q 2014, Net Income attributable to shareholders totalled Ch$65,256 million (Ch$ 0.1917 per share or US$ 0.5202 per ADR), reflecting a 49.3% increase when compared to 2Q 2013 year over year (YoY). The main drivers for this quarter increase were: (i) the growing commercial activity in Chile; (ii) the positive impact of inflation rate in the local market combined with a lower monetary policy interest rate; as well as (iii) full incorporation of Helm since.

Total loans (excluding interbank and contingent loans) reached Ch$14,602.5  billion as of June 30, 2014, allowing CorpBanca to achieve a market share of 11.9%, an increase of 20 basis point (bp) as compared to 4Q 2013 as a result of all business segments performance. CorpBanca continues to be the fourth largest private bank in Chile in terms of loans and deposits, and has closed the gap to the third ranked bank.  CorpBanca also ranks as the sixth largest private bank in Colombia.

During 2Q 2014:

Net operating profit increased by 57.6% YoY and by 12.7% quarter over quarter (QoQ);

Net provisions for loan losses increased by 66.6% YoY and increased by 10.4% QoQ;

Total operating expenses increased by 66.5% YoY and decreased by 7.6% QoQ.

Mr. Fernando Massú, CEO

The results during the 2Q 2014 showed a significant improvement compared to last year (YoY), as we expected. 2Q 2014 results fully consolidated Helm Bank, although one-time integration costs partially offset the benefits of the acquisition.

Though we still are in the early stages of that integration process, on June 1st, 2014, the merger between Banco CorpBanca Colombia, as absorbing society, and Helm Bank as the absorbed entity was successfully formalized. To date synergies are being generated as scheduled initially.

Due to current favorable economic conditions Colombia acts as a buffer in period of economic slowdown in Chile, mitigating the impact on CorpBanca’s results,

In connection with the pending merger between Itaú Chile and CorpBanca, on June 25th, Fiscalía Nacional Económica (FNE) concluded that the proposed transaction did not represent a threat in terms of market concentration, an important step in regulatory approval process.

In June 2014 we issued senior bonds in the local market, for US$130 million and in July 2014, we led the placement of a syndicated loan facility, for US$490 million, the largest in Chile, in line with our strategy to diversify funding sources, strengthen liquidity and financed commercial activities.

Recently local rating agency, Humphreys, upgraded CorpBanca’s ratings from “AA-“ to ”AA” in national scale, due to the bank's ability to integrate two institutions in Colombia, without impacting the bank´s results. Humphreys also concluded that the bank's viability rests on its foundations, independent of the pending merger with Banco Itaú Chile as well as its ability to face successfully exceptional situation like the liquidity tension during 2013.

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General Information

Market Share

As of June 30, 2014, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (11.2% of market share on a consolidated basis and 7.6% of market share on an unconsolidated basis taking into account just our operations in Chile).

During 3Q 2013, CorpBanca added US$5.3 billion in loans through the acquisition of Helm Bank, which contributed to our increase in market share on a consolidated basis for the two last quarters and on a YoY basis. In Colombia our market share reached 6.6% as of May 2014, according to Superintendencia Financiera de Colombia.

On the other hand, CorpBanca’s local market share on an unconsolidated basis (taking into account just our operations in Chile) increased in comparison to 4Q 2013, reflecting our focus on increasing profitability and liquidity in Chile.

Net Income (12 months trailing in millions of Chilean pesos)

Net Income for 2Q 2014 was Ch$65.3 billion.

The chart shows the trend in our 12 months trailing Net Income from December 31, 2006 through June 30, 2014. During this period, our Net Income for the 12 month trailing June 30, 2014 reached record levels of Ch$187,942 billion, resulting in a 33% increase YoY.

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RoAE – RoAA

We achieved an average annual return on equity (RoAE*) of 17.9% between December 2009 and June 2014.

Capital increases between 2011 and 2013 to enable our organic growth in Chile and our acquisitions in Colombia, totaling approximately US$1,570 million (+137.1% over the same time period) impacted our RoAE since the third quarter of2011.

* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

The following other items have also negatively impacted our return on average asset RoAA between 2009 and October 2013: (i) the increase in our corporate loans (with lower credit risk profiles and lower spreads than in our retail loans in 2011 and beginning of 2012);  (ii) the accrual of Banco Santander Colombia’s (now known as Banco CorpBanca Colombia) Net Income commencing in the second half of 2012 and of Helm Bank for the last five months of 2013 compared to a full year in 2014.

The shift in the trend between October 2013 and June 2014 was the result of (i) full recognition of CorpBanca Colombia results since 2013 and of Helm Bank since 2014 and (ii) the higher UF variation (LTM) observed in June 2014 (Δ+1.00% in 2Q 2013 vs. Δ+5.01% in 2Q 2014) and low monetary policy interest rate.

CorpBanca’s 2Q2014 performance was remarkable as a consequence of greater business diversification, which resulted in more stable revenue streams.

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Risk Index (Loan loss allowances / Total loans)

Consistent with one of our core strategies, CorpBanca has one of the lowest credit risk indexes (total loan loss allowances / total loans) in the banking industry in Chile.  Specifically, as of June 30, 2014, CorpBanca had the lowest credit risk index in its Chilean loan portfolio (1.36%)

NPL (%)

CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013. The chart illustrates how our consolidated non-performing loan (NPL) ratio compares to the industry average in Chile.

We believe that our risk management processes and methodology enables us to identify risks and resolve potential problems on a timely basis.

BIS Ratio (%) – TIER I (%)

The increase of capital during 1Q 2013, to acquire Helm Bank improved the trend in our BIS ratio in 2013.  With the consolidation of Helm Bank’s risk weighted assets and the goodwill deduction, our BIS Ratio remained strong, reaching 12.7% in June 2014.

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Branches – ATM – Headcount

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of June 30, 2014, we operated 126 branch offices in Chile, which included 69 branches operating under the brand CorpBanca and 56 branches operating under the brand Banco Condell, our consumer finance division, in both case fully customized to attend our customer basis. In addition, as of June 30, 2014, we owned and operated 452 ATMs in Chile, and our customers had access to over 8,358 ATMs in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives,  sales forces and the internet to attract potential new clients. Our branch system serves as the main delivery network for our full range of products and services and advicing.

CorpBanca Colombia’s distribution channel also provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of June 30, 2014, CorpBanca Colombia operated 168 branch offices in Colombia and owned and operated 183 ATMs, while providing its customers with access to over 13,679 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and the internet to attract potential new clients. CorpBanca Colombia’s and Helm Bank’s branch systems serve as the main distribution network for our full range of products and services.

As of June 30, 2014, on a consolidated basis we had a headcount of 3,790employees in Chile, 3,823 employees in Colombia and 25 employees in the United States.

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Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 2Q 2014 was Ch$65,256 million, representing an increase of 49.3% YoY. The main drivers for this increase  were: (i) the growing commercial activity in Chile; (ii) the positive impact of inflation rate in the local market and the trend of the monetary policy rate; as well as (iii) the full consolidation of Helm since 4Q 2013.

As we mentioned in our last two quarterly reports, consolidated Net Income reflects the results of Helm Bank since August 6, 2013. The recognition of the results was gradual, and reflected CorpBanca’s ownership interest in Helm Bank at different times during the month of August (ownership of 51.6% of Helm Bank as of August 6, 2013 and an additional 35.8% as of August 29, 2013, totalling an 87.4% equity interest). This equity interest increased to 99.7% during January 2014 after a successful public tender offer by CorpBanca Colombia to repurchase all of the outstanding non-voting preferred shares of Helm Bank. Helm Bank was legally merged with and into CorpBanca Colombia on June 1, 2014.

The following table set forth the components of our net income for the quarters ended June 30, 2014 and 2013 and March 31, 2014:

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q14	1Q14	2Q13	2Q14/2Q13	2Q14/1Q14
Net interest income	162,961	150,234	89,689	81.7%	8.5%
Net fee and commission income	44,954	32,270	25,005	79.8%	39.3%
Net total financial transactions	37,109	34,580	41,318	-10.2%	7.3%
Other operating income	3,416	8,428	3,590	-4.8%	-59.5%
Other operating expenses	(3,304)	(7,436)	(5,171)	-36.1%	-55.6%
Net operating profit before loan losses	245,136	218,076	154,431	58.7%	12.4%
Provision for loan losses(1)	(33,602)	(30,435)	(20,170)	66.6%	10.4%
Net operating profit	211,534	187,641	134,261	57.6%	12.7%
Operating expenses	(119,825)	(111,398)	(71,988)	66.5%	7.6%
Operating income	91,709	76,243	62,273	47.3%	20.3%
Income from investments in other companies	781	523	440	77.5%	49.3%
Income before taxes	92,490	76,766	62,713	47.5%	20.5%
Income tax expense	(19,419)	(29,608)	(18,248)	6.4%	-34.4%
Minority interest	(7,815)	(7,009)	(748)	944.8%	11.5%
Net income attributable to shareholders	65,256	40,149	43,717	49.3%	62.5%

(1) Includes Provision for Contingent loans.

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II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents separately the results generated in Chile and Colombia for the 2Q 2014 to show separately the impact of the Colombian and Chilean operation on the consolidated results of CorpBanca. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations, particularly: (i) interest expenses in connection with the part of the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) that was not funded with equity; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition and in the acquisition of Helm Bank; and (iii) with the impact of our fiscal hedge (used for coverage of the tax effects of the total investment in Colombia).

These adjusted results for 2Q 2014 allow primarily the separation of the Chilean results from any impact related to the acquisition of Banco Santander Colombia (today Banco CorpBanca Colombia) on May 2012. The adjusted 2Q 2014 results presents, in our opinion, an unbiased result achieved in Chile:

	2Q 2014				2Q 2014 Adjusted		Change (%)
(Expressed in millions of Chilean pesos)	Consolida-ted	Chile	Colombia	Adjust-ments	Chile	Colombia	2Q14/2Q13 Chile
Net interest income	162,961	90,295	72,666	7,323	97,618	65,343	57.7%
Net fee and commission income	44,954	28,766	16,188	-	28,766	16,188	62.1%
Total financial transactions, net	37,109	2,281	34,828	1,107	3,388	33,721	-78.4%
Other operating income	3,416	769	2,647	-	769	2,647	-70.8%
Other operating expenses	(3,304)	(2,743)	(561)	64	(2,679)	(625)	-102.7%
Net operating profit before loan losses	245,136	119,368	125,768	8,494	127,862	117,274	-1128.7%
Provision for loan losses (1)	(33,602)	(4,466)	(29,136)	-	(4,466)	(29,136)	-105.2%
Net operating profit	211,534	114,902	96,632	8,494	123,396	88,138	-387.9%
Operating expenses	(119,825)	(57,812)	(62,013)	3,076	(54,736)	(65,089)	1375.1%
Operating income	91,709	57,090	34,619	11,569	68,659	23,050	76.3%
Income from investments in other companies	781	145	636	-	145	636	-69.3%
Income before taxes	92,490	57,235	35,255	11,569	68,804	23,686	74.6%
Income tax expense	(19,419)	(8,339)	(11,080)	221	(8,118)	(11,301)	1425.9%
Net income	73,071	48,896	24,175	11,791	60,687	12,384	56.1%

Efficiency Ratio	48.9%	48.4%	49.3%		42.8%	55.5%

(1) Includes Provision for Contingent loans.

Our operation in Chile generated Ch$60,687 million in 2Q 2014 while our operations in Colombia generated Ch$12,384 million of Adjusted Net Income. Adjustments are related to:

i.	Ch$7,323 million associated to funding for the acquisition of CorpBanca Colombia.
ii.	Ch$1,107 million of hedge taxes in US$ (counterpart in income tax expense, not included here).
iii.	Ch$3,076 million of intangibles asset amortization and integration costs in Colombia.

These figures show that greater business diversification have been resulted in an increasing revenue stream.

Consolidated Net Operating Profits before Loan Losses

Our net operating income increased by Ch$90,705 million in 2Q 2014 YoY, equivalent to a 58.7% growth rate. Our operations in both Chile and Colombia increased revenue generation, reflecting three full quarters of Helm’s operation being consolidated. This increase included Ch$57,034 million attributable to Colombian operation, due to the consolidation of Helm Bank, and Ch$33,651 million attributable to an increase in net operating income in our Chilean operations.

Consolidated Net interest income

Our net interest income was Ch$162,961 million in 2Q 2014, an increase of 81.7% as compared to Ch$89,689 million for the same period in 2013 and an increase of 8.5%QoQ in comparison to 1Q 2014. The YoY and QoQ increase in net interest income was primarily the result of the consolidation of Helm Bank following its acquisition in August 2013.

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The increase in our interest income was higher than the increase in our total interest-earning assets, reflecting the positive variation in the UF1 of 1.75% vs. 1.27% in 2Q 2014 and 1Q 2014, respectively. Net interest margin (net interest income divided by average interest-earning assets) increased from 3.15% to 4.22% from 2Q 2013 to 2Q 2014. Our twelve months trailing net interest margin trend was also positive, increasing from 2.4% as of June 30, 2013 to 3.3% as of June 30, 2014. During the first quarter of 2014, the Central Bank of Chile reduced its monetary policy interest rate from 4.00% to 3.75%. At the same time, inflation rates and its effects on results through the Unidad de Fomento variation (LTM) were higher in 2Q 2014 compared to 2Q 2013 (5.01% versus 1.00%).

Consolidated Fees and income from services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q14	1Q14	2Q13	2Q14/2Q13	2Q14/1Q14
Banking services(*)	29,537	26,097	19,415	52.1%	13.2%
Securities brokerage services	343	342	252	36.1%	0.4%
Mutual fund management	2,147	1,722	1,335	60.8%	24.6%
Insurance brokerage	2,967	2,628	2,770	7.1%	12.9%
Financial advisory services	9,422	861	823	1045.0%	994.6%
Legal advisory services	537	620	410	30.9%	-13.4%
Net fee and commission income	44,954	32,270	25,005	79.8%	39.3%

(*) Includes consolidation adjustments.

Our net service fee income for 2Q 2014 was Ch$44,954 million, representing a 79.8% increase when compared to Ch$25,005 million obtained in 2Q 2013. The increase was primarily the result of the consolidation of Helm Bank, partially offset by a decrease in net fee and commission income QoQ due to financial advisory service income volatility.

Consolidated Trading and investment

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q14	1Q14	2Q13	2Q14/2Q13	2Q14/1Q14
Trading and investment income:
Trading investments	17,592	8,668	(3,308)
Trading financial derivatives contracts	24,054	34,129	27,736	-13.3%	-29.5%
Other	9,051	5,200	17,425	-48.1%	74.1%
Net income from financial operations	50,697	47,997	41,853	21.1%	5.6%

Foreign exchange profit (loss), net	(13,588)	(13,417)	(535)	2439.8%	1.3%

Net total financial transactions position	37,109	34,580	41,318	-10.2%	7.3%

Net income from financial activities increased by Ch$2,529 million, or 7.3%, QoQ to Ch$37,109 million for 2Q 2014 from Ch$34,580 million in 1Q2014. This increase is mainly due to:

The positive derivate activity performance during the second quarter related to Asset and Liability Management. The gap between Asset and Liability indexed to the UF reached approximately Ch$1.004.960 million for 2Q 2014, equivalent to an impact on result around $17.737 million (average) for each 100 bp of variation of the UF.

i
 The positive derivate activity performance during the second quarter related to Asset and Liability Management. The gap between Asset and Liability indexed to the UF reached approximately Ch$1.004.960 million for 2Q 2014, equivalent to an impact on result around $17.737 million (average) for each 100 bp of variation of the UF.

ii.	That was partially offset by the high volatility of the exchange rate in the same period, impacted by the taxes hedge.

______________________
1 UF or Unidad de Fomento is a unit of account adjusted on a daily basis by the variation of the CPI (inflation rate) with one-month lag. A significant portion of assets and liabilities of the Chilean banks are denominated in UF. As of June,30, 2014 1 UF= Cl$24,023.61

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Risk market exposure related to proprietary trading investment is strongly limited; the bank’s strategy is focused on its core business.

A significant number of derivatives are client-driven or derivatives used in order to either achieve economic hedges or accounting hedges.

Consolidated Provisions for loan losses (for Commercial and Retail loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q14	1Q14	2Q13	2Q14/2Q13	2Q14/1Q14
Commercial, net of loan loss recoveries	(12,851)	(14,330)	(10,755)	19.5%	-10.3%
Residential mortgage, net of loan loss recoveries	(519)	(462)	165	-	12.3%
Consumer, net of loan loss recoveries	(19,185)	(14,077)	(8,694)	120.7%	36.3%
Others	(36)	13	3	-	-
Net provisions for loan losses	(32,591)	(28,856)	(19,281)	69.0%	12.9%

(1) Excludes provision for Contingent loans.

Expenses from provisions for loan losses increased by 12.9% QoQ to Ch$32,591 million in 2Q 2014 compared to Ch$28,856 million in 1Q 2014, due to higher provisions by CorpBanca Colombia explained by an increase in consumer loans activity.

The Ch$13,310 YoY increase in loan loss provision expenses resulted from: (i) the incorporation of Helm Bank since August 2013; (ii) an increase in provisions in our consumer loan portfolio; and (iii) adjustments for the homogenization in the treatment of our commercial loan portfolio, as part of the merger process and has not impacted purchase price allocation.

Consolidated Operating expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q14	1Q14	2Q13	2Q14/2Q13	2Q14/1Q14
Personnel salaries and expenses	56,359	52,375	36,676	53.7%	7.6%
Administrative expenses	49,894	46,677	27,829	79.3%	6.9%
Depreciation and amortization	13,572	12,346	7,483	81.4%	9.9%
Impairment	-	-	-	-	-
Operating expenses	119,825	111,398	71,988	66.5%	7.6%

Operating expenses increased from Ch$71,998 million in 2Q13 to Ch$119,825 million in 2Q2014,primarily as the result of the consolidation of Helm Bank in 3Q 2013, which accounted for 66.5% of the increase in consolidated expenses, and one-time expenses related to the merger process.

Of this figure, Ch$3,984 million corresponded to the expenses of our Chilean operation, primarily higher bonus provisions, as well as higher salaries expenses due to growing commercial activity.

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III) Consolidated Assets and liabilities

Consolidated Loan portfolio (1)

	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	Jun-14	Mar-14	Jun-13	Jun-14/Jun-13	Jun14/Mar-14
Wholesale lending	10,553,087	9,656,249	7,772,955	35.8%	9.3%
Chile	6,449,152	5,906,063	6,635,610	-2.8%	9.2%
Commercial loans	5,456,985	5,024,779	5,576,464	-2.1%	8.6%
Foreign trade loans	576,456	478,126	643,282	-10.4%	20.6%
Leasing and Factoring	415,711	403,158	415,864	0.0%	3.1%
Colombia	4,103,935	3,750,186	1,137,345	260.8%	9.4%
Commercial loans	3,521,132	3,222,255	1,133,751	210.6%	9.3%
Foreign trade loans	-	-	-	-	-
Leasing and Factoring	582,803	527,931	3,594	16116.0%	10.4%
Retail lending	4,049,406	3,832,577	2,733,695	48.1%	5.7%
Chile	2,208,116	2,134,268	1,918,326	15.1%	3.5%
Consumer loans	547,245	534,178	488,202	12.1%	2.4%
Residential mortgage loans	1,660,871	1,600,090	1,430,124	16.1%	3.8%
Colombia	1,841,290	1,698,309	815,369	125.8%	8.4%
Consumer loans	1,308,547	1,214,931	650,756	101.1%	7.7%
Residential mortgage loans	532,743	483,378	164,613	223.6%	10.2%
TOTAL LOANS	14,602,493	13,488,826	10,506,650	39.0%	8.3%
Chile	8,657,268	8,040,331	8,553,936	1.2%	7.7%
Colombia	5,945,225	5,448,495	1,952,714	204.5%	9.1%

(1) Contingent loans under IFRS are not considered part of the Loan portfolio.

Our total loans increased by 39.0%, or Ch$3,993 billion, YoY from Ch$10,507 billion to Ch$14,603 billion, reflecting the consolidation of Helm Bank, as well as higher commercial activity in CorpBanca Colombia. The growth rate (QoQ) in our loan portfolio in Chile (primarily wholesale banking) also increased, reflecting the positive performance of all business segments during 2Q 2014.
Our wholesale lending increased by 35.8%, or Ch$2,780.1 billion YoY due to the acquisition of Helm Bank and the growing corporate activity during 2Q 2014.

Our retail lending increased by 48.1%, or Ch$ 1,315.7billion, YoY, due to the acquisition of Helm Bank in Colombia and increased by 5.7%, or Ch$216.8 billion QoQ, due to an increase in mortgage sales in Chile during the 2Q2014.

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Consolidated Securities Portfolio

	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	jun-14	mar-14	jun-13	Jun-14/Jun-13	Jun-14/Mar-14
Trading investments	497,366	695,977	235,341	111.3%	-28.5%
Available-for-sale investments	627,449	885,733	426,025	47.3%	-29.2%
Held-to-maturity investments	258,069	258,754	87,499	194.9%	-0.3%
Total Financial Investments	1,382,884	1,840,464	748,865	84.7%	-24.9%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.
Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, related to Colombian operations. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our total financial investments portfolio increased by 84.7%, or Ch$ 634.0 billion, YoY, primarily as a result of the consolidation of Helm Bank.

Consolidated Funding strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	jun-14	mar-14	jun-13	Jun-14/Jun-13	Jun-14/Mar-14
Demand deposits	4,170,880	3,837,915	1,579,454	164.1%	8.7%
Time deposits and saving accounts	7,897,235	7,708,429	6,716,061	17.6%	2.4%
Investments sold under repurchase agreements	296,380	504,865	223,736	32.5%	-41.3%
Mortgage finance bonds	107,570	111,390	132,302	-18.7%	-3.4%
Bonds	1,647,939	1,543,989	1,332,080	23.7%	6.7%
Subordinated bonds	895,372	870,188	758,223	18.1%	2.9%
Interbank borrowings	15,220	16,527	14,953	1.8%	-7.9%
Foreign borrowings	1,498,473	1,387,146	1,044,144	43.5%	8.0%

Our current funding strategy is to use all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). In June 2014 we registered Ch$ 1,647,939 million (UF 68,596,643) in senior bonds and Ch$ 895,372 million (UF 37,270,502) in subordinated bonds.

On July 24, 2012, we entered into a US$174.4 million amended and restated senior unsecured syndicated term loan facility with Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.On July 2014, we led the placement of a syndicated loan facility, for US$490 million, the largest in Chile, in line with our strategy to diversify funding sources, strengthen liquidity and financed commercial activities.

During 2013, CorpBanca deepened its strategic objective of diversifying its sources of funding, in order to strengthen its ability to react to funding liquidity risk events and lower market relevance of institutional investors as a source of funds. In January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors. This strategy allowed the bank to partly offset the temporary increase on our cost of funding during 3Q 2013.

In June 2014, we issued UF3.000.000 (Ch$ 74,771 million) in senior local bonds; in line with our goal of asset and liability management and growth.

Consolidated Shareholders’ Equity

As of June 30, 2014, CorpBanca was the fourth largest private bank in Chile, based on equity2 (Ch$ 1,527.5 billion or US$ 2,763.3 billion as of June 30, 2014). After a capital increase of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2thousand shares outstanding and a market capitalization of Ch$2,330.4billion, US$4,215.6 million, (based on a share price of Ch$ 6.847 pesos per share) as of June 30, 2014.

(i) On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile; (ii) on February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda.; and (iii) on February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a pre-emptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

The acquisition of Helm Bank in Colombia resulted in an equity revaluation, reflected in an 8.2% increase in the equity base during the third quarter 2013.

Press Release August 12, 2014 Page 12 / 19

IV) Ownership structure and share performance

Ownership structure

As of June 30, 2014, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	45.2593%
Cía. Inmob. y de Inversiones Saga SpA	6.1461%
Cía. de Seguros CorpVida S.A.	-
Cía. de Seguros CorpSeguros S.A.	-
Other investment companies	-
Total Saieh Group	51.4054%

IFC	5.0000%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.8843%

Others	40.7103%
ADRs holders and Foreign investors	17.2241%
AFPs (Administradoras de Fondos de Pensiones)	1.0740%
Securities Brokerage	8.3662%
Insurance Companies*	4.1835%
Other minority shareholders**	9.8625%

Total	100.0000%

*    Since November 2013, includes CorpVida and CorpSeguros (3.02%) which are no longer controlled by the Saieh Group.
** Includes Moneda's funds with a total of 3.41% ownership.

ADR price evolution and local share price evolution

Press Release August 12, 2014 Page 13 / 19

ADR Price
06/30/2014	US$18.64
Maximum (LTM)	US21.15
Minimum (LTM)	US$13.75

Local Share Price
06/30/2014	Ch$6.847
Maximum (LTM)	Ch$7.49
Minimum (LTM)	Ch$4.73

Press Release August 12, 2014 Page 14 / 19

Market capitalization	US$ 4,215.6 million
P/E (LTM)	12.40
P/BV (12/30/2013)	1.24
Dividend yield*	4.1%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2008	2009	56,310	100%	56,310	0.2545258600
2009	2010	85,109	100%	85,109	0.3750821300
2010	2011	119,043	100%	119,043	0.5246280300
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038

CorpBanca paid its annual dividend of Ch$0.2597360038/share in Chile on March, 13, 2014, equivalent to a payout ratio of 57% and to a dividend yield of 4.1%, as well as an increase of 47.2% compared to the dividend paid in 2013.

V) Credit risk ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On June 13, 2014, Moody´s Investors Service affirmed its rating review for 'possible upgrade', on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on 'review for upgrade', Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating
Long-term foreign currency deposits	Baa3
Short-term fforeign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On January 30, 2014, Standard & Poor´s Ratings Services placed CorpBanca 'BBB/A-2' on 'Watch Developing' following the announcement of the merger agreement with Itaú Chile. The creditwatch developing listing reflected the potential impact of the merger on the ratings of CorpBanca and S&P’s assessment of Itaú- CorpBanca’s capital, business position, funding and liquidity, and the nature and strength of external support (either from government or group support) that this new entity may receive.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Press Release August 12, 2014 Page 15 / 19

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, by International Credit Rating Chile (ICR) and by Humphreys.

On May 30 2014, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Itaú Chile. The Outlook was confirmed as 'Stable', reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthen competitive position, both local and regional, and (ii) significant synergies in the medium term.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On May 30, 2014, ICR affirmed CorpBanca’s 'AA' ratings on long term debt, 'AA-' rating on subordinated debt, 'Nivel 1+' on short term deposits and 'Primera Clase Nivel 1' rating on shares, and its 'Developing' outlook  , reflecting that fact that the merger between CorpBanca and Itaú Chile is still subject to regulatory and shareholders’ approval.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

On July 30, 2014, Humphreys upgraded CorpBanca’s ratings from 'AA-' to ‘AA’ on long term deposit and senior unsecured debt, affirmed CorpBanca’s 'Nivel 1+' ratings on short term deposit and upgraded CorpBanca’s rating from 'A+' to ‘AA-‘ ratings on long term subordinated debt. At the same time, Humphreys changed its outlook to ‘Stable’ from 'Positive'.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release August 12, 2014 Page 16 / 19

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Jun-14	Jun-14	Mar-14	Jun-13	Jun-14/Jun-133	Jun-14/Mar-13
	US$ths	Ch$mn

Interest income	628,172	347,260	311,800	199,016	74.5%	11.4%
Interest expense	(333,386)	(184,299)	(161,566)	(109,327)	68.6%	14.1%
Net interest income	294,787	162,961	150,234	89,689	81.7%	8.5%

Fee and commission income	98,213	54,293	42,526	30,714	76.8%	27.7%
Fee and commission expense	(16,894)	(9,339)	(10,256)	(5,709)	63.6%	-8.9%
Net fee and commission income	81,319	44,954	32,270	25,005	79.8%	39.3%

Net income from financial operations	91,708	50,697	47,997	41,853	21.1%	5.6%
Foreign exchange profit (loss), net	(24,580)	(13,588)	(13,417)	(535)	2439.8%	1.3%
Total financial transactions, net	67,128	37,109	34,580	41,318	-10.2%	7.3%
Other operating income	6,179	3,416	8,428	3,590	-4.8%	-59.5%
Net operating profit before loan losses	449,413	248,440	225,512	159,602	55.7%	10.2%

Provision for loan losses (1)	(60,784)	(33,602)	(30,435)	(20,170)	66.6%	10.4%

Net operating profit	388,629	214,838	195,077	139,432	54.1%	10.1%

Personnel salaries and expenses	(101,950)	(56,359)	(52,375)	(36,676)	53.7%	7.6%
Administrative expenses	(90,255)	(49,894)	(46,677)	(27,829)	79.3%	6.9%
Depreciation and amortization	(24,551)	(13,572)	(12,346)	(7,483)	81.4%	9.9%
Impairment	-	-	-	-	-	-
Operating expenses	(216,756)	(119,825)	(111,398)	(71,988)	66.5%	7.6%
Other operating expenses	(5,977)	(3,304)	(7,436)	(5,171)	-36.1%	-55.6%
Total operating expenses	(222,733)	(123,129)	(118,834)	(77,159)	59.6%	3.6%
Operating income	165,896	91,709	76,243	62,273	47.3%	20.3%

Income from investments in other companies	1,413	781	523	440	77.5%	49.3%
Income before taxes	167,309	92,490	76,766	62,713	47.5%	20.5%

Income tax expense	(35,128)	(19,419)	(29,608)	(18,248)	6.4%	-34.4%

Net income from ordinary activities	132,181	73,071	47,158	44,465	64.3%	54.9%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(14,137)	(7,815)	(7,009)	(748)	944.8%	11.5%
Net income attributable to shareholders	118,044	65,256	40,149	43,717	49.3%	62.5%

(1) Includes Provision for Contingent loans and net of loan loss recoveries.

Press Release August 12, 2014 Page 17 /19

VII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Jun-14	Jun-14	Mar-14	Jun-13	Jun-14/Jun-133	Jun-14/Mar-14
	US$ths	Ch$mn
Assets
Cash and deposits in banks	1,820,653	1,006,475	1,147,110	992,010	1.5%	-12.3%
Unsettled transactions	645,328	356,744	502,665	391,305	-8.8%	-29.0%
Trading investments	899,705	497,366	695,977	235,341	111.3%	-28.5%
Available-for-sale investments	1,135,017	627,449	885,733	426,025	47.3%	-29.2%
Held-to-maturity investments	466,831	258,069	258,754	87,499	194.9%	-0.3%
Investments under resale agreements	358,921	198,415	228,566	182,128	8.9%	-13.2%
Financial derivatives contracts	1,052,360	581,755	532,168	364,931	59.4%	9.3%
Interbank loans, net	914,383	505,480	337,038	265,637	90.3%	50.0%
Loans and accounts receivable from customers	26,415,027	14,602,491	13,488,824	10,506,649	39.0%	8.3%
Loan loss allowances	(595,293)	(329,084)	(308,491)	(177,776)	85.1%	6.7%
Loans and accounts receivable from customers, net of loan loss allowances	25,819,736	14,273,408	13,180,334	10,328,874	38.2%	8.3%
Investments in other companies	29,251	16,170	15,535	5,861	175.9%	4.1%
Intangible assets	1,605,696	887,645	853,216	472,423	87.9%	4.0%
Property, plant and equipment	181,556	100,366	98,322	61,717	62.6%	2.1%
Current taxes	-	-	-	-	-	-
Deferred taxes	170,265	94,124	94,028	39,865	136.1%	0.1%
Other assets	499,061	275,886	382,511	164,247	68.0%	-27.9%
Total Assets	35,598,761	19,679,351	19,211,956	14,017,862	40.4%	2.4%

Liabilities
Deposits and other demand liabilities	7,544,871	4,170,880	3,837,915	1,579,454	164.1%	8.7%
Unsettled transactions	594,593	328,697	450,121	371,492	-11.5%	-27.0%
Investments sold under repurchase agreements	536,134	296,380	504,865	223,736	32.5%	-41.3%
Time deposits and other time liabilities	14,285,623	7,897,235	7,708,429	6,716,061	17.6%	2.4%
Financial derivatives contracts	821,414	454,086	455,777	257,274	76.5%	-0.4%
Interbank borrowings	2,710,647	1,498,473	1,387,477	1,044,144	43.5%	8.0%
Issued debt instruments	4,795,284	2,650,881	2,525,567	2,222,605	19.3%	5.0%
Other financial liabilities	27,532	15,220	16,196	14,953	1.8%	-6.0%
Current taxes	15,349	8,485	44,716	18,180	-53.3%	-81.0%
Deferred taxes	348,836	192,840	184,822	102,450	88.2%	4.3%
Provisions	312,796	172,917	128,476	104,983	64.7%	34.6%
Other liabilities	214,484	118,569	201,423	54,862	116.1%	-41.1%
Total Liabilities	32,207,563	17,804,663	17,445,784	12,710,194	40.1%	2.1%
Equity
Capital	1,413,793	781,559	781,559	781,559	0.0%	0.0%
Reserves	932,722	515,618	515,619	424,728	21.4%	0.0%
Valuation adjustment	92,189	50,963	(967)	(47,330)	-	-
Retained Earnings:
Retained earnings or prior periods	229,247	126,730	126,730	60,040	111.1%	0.0%
Income for the period	190,671	105,405	40,149	72,556	45.3%	162.5%
Minus: Provision for mandatory dividend	(95,337)	(52,703)	(20,075)	(36,278)	45.3%	162.5%
Attributable to bank shareholders	2,763,286	1,527,572	1,443,015	1,255,275	21.7%	5.9%
Non-controlling interest	627,912	347,116	323,157	52,393	562.5%	7.4%
Total Equity	3,391,198	1,874,688	1,766,172	1,307,668	43.4%	6.1%
Total equity and liabilities	35,598,761	19,679,351	19,211,956	14,017,862	40.4%	2.4%

Press Release August 12, 2014 Page 18 / 19

VIII) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14

Capitalization
TIER I (Core capital) Ratio(4)	10.33%	9.14%	9.37%	9.03%	9.01%
BIS Ratio(4)	14.15%	13.10%	13.43%	12.73%	12.72%
Shareholders' equity / Total assets	9.33%	9.99%	9.82%	9.19%	9.53%
Shareholders' equity / Total liabilities	10.29%	11.10%	10.89%	10.12%	10.53%

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.69%	2.35%	2.35%	2.29%	2.25%
Prov. for loan losses / Avg. total loans(1)	0.78%	1.19%	0.78%	0.92%	0.96%
Prov. for loan losses / Avg. total assets(1)	0.59%	0.89%	0.59%	0.66%	0.69%
Prov. for loan losses / Net operating profit before loans losses	12.6%	19.4%	10.5%	13.5%	13.5%
Prov. for loan losses / Net income	45.4%	102.2%	42.7%	64.5%	46.0%
PDL / Total loans(5)	0.40%	0.52%	0.47%	0.46%	0.46%
Coverage PDL´s	419.4%	430.7%	497.5%	498.4%	498.4%
NPL / Total loans(6)	1.07%	1.21%	1.12%	1.04%	1.02%
Coverage NPL´s	161.61%	193.98%	213.44%	222.75%	225.71%

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM)	3.15%	4.28%	4.09%	4.10%	4.22%
Net operating profit before loan losses / Avg. total assets(1)	4.67%	4.59%	5.56%	4.92%	5.11%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	5.60%	5.58%	6.72%	6.15%	6.44%
RoAA (before taxes), over Avg. total assets(1)	1.83%	1.15%	2.03%	1.67%	1.90%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	2.20%	1.40%	2.46%	2.09%	2.40%
RoAE (before taxes)(1)(3)	20.6%	13.0%	23.1%	19.2%	21.6%
RoAA, over Avg. total assets(1)	1.30%	0.87%	1.37%	1.03%	1.50%
RoAA, over Avg. interest-earning assets(1)(2)	1.56%	1.06%	1.66%	1.29%	1.89%
RoAE(1)(3)	13.81%	7.62%	13.08%	9.49%	14.63%

Efficiency
Operating expenses / Avg. total assets(1)	2.11%	2.42%	2.71%	2.43%	2.46%
Operating expenses/ Avg. total loans(1)	2.80%	3.23%	3.62%	3.35%	3.41%
Operating expenses / Operating revenues	45.1%	52.6%	48.7%	49.4%	48.2%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1843	0.1326	0.2604	0.2255	0.2717
Diluted Earnings per ADR before taxes (US$ per ADR)	0.5442	0.3943	0.7421	0.6144	0.7374
Diluted Earnings per share (Ch$ per share)	0.1284	0.0827	0.1598	0.1180	0.1917
Diluted Earnings per ADR (US$ per ADR)	0.3793	0.2461	0.4553	0.3213	0.5202
Total Shares Outstanding (Thousands)(4)	340.358.194.2	340.358.194.2	340.358.194.2	340.358.194.2	340.358.194.2
Peso exchange rate for US$1.0	507.89	504.22	526.41	550.62	552.81
Quarterly UF variation	-0.07%	1.04%	0.94%	1.27%	1.75%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) PDL: Past due loans; all installments that are more than 90 days overdue.
(6) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release August 12, 2014 Page 19 / 19

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed ItaúChile-CorpBanca’s merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:
Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl
Claudia Labbé
Head of Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl
Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com